Rec'd 7/15/02

02023538

D STATES
:CHANGE COMMISSION
n, D.C. 20549

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SEC FILE NUMBER
~~8-26086~~

8-32856

...DITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equity Analysts, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7750 Montgomery Road
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

RECD S.E.C.
JUL 15 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lee Manzler, Jr. (513) 792-5400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berge & Company LTD
(Name — *if individual, state last, first, middle name*)

20 West Ninth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 7-30-02

Report of Independent Auditors

The Board of Directors
Equity Analysts, Inc.

We have audited the accompanying statement of financial condition of Equity Analysts, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Analysts, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional financial information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berge & Company LTD

Cincinnati, Ohio
February 1, 2002

EQUITY ANALYSTS, INC.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 242,012
Investments	255,664
Commissions and management fees receivable	60,801
Refundable income taxes	6,536
Prepaid expenses	9,939
Deferred tax asset	20,000
	$ 594,952
Liabilities and Stockholders' Equity	
Accounts payable	$ 11,960
Commissions payable	30,687
Total liabilities	42,647
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 605 shares issued and outstanding	80,000
Additional paid-in capital	2,748
Retained earnings	469,557
Total stockholders' equity	552,305
	$ 594,952

See accompanying notes.

1. **Summary of significant accounting policies and nature of business**

Nature of business - Equity Analysts, Inc. is a broker-dealer and registered investment advisor. The Company provides investment advisory and management services to businesses, retirement plans, individuals and mutual funds and is a broker of stocks, bonds, mutual funds and other securities. The following is a summary of the Company's significant accounting policies.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with principal values that are not subject to significant risk of change due to interest rate fluctuation.

Investments - The Company records security transactions based on trade date. Investments are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Equipment and furniture - Equipment and furniture used in the business, with an original cost of approximately $43,000, has been fully depreciated.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

Concentrations of credit risk - The Company has an individual and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Advertising costs - The Company expenses advertising costs when incurred.

2. Cash and cash equivalents

Cash and cash equivalents consist of the following at December 31, 2001:

Unrestricted demand deposits	$ 15,783
Money market funds	225,228
Special reserve account	1,001
Total cash and cash equivalents	$ 242,012

3. Related parties

The Company is the investment advisor to Analysts Investment Trust, an investment company registered under the Investment Company Act of 1940, which holds the investment portfolios of the Analysts Fixed Income Fund, the Analysts Stock Fund and Analysts Aggressive Stock Fund (The Funds). At December 31, 2001 investments include $252,362 that the Company has invested in The Funds.

For the first three months of 2001, Equity Analysts Agency, Inc. (EAAI), a company owned by the majority stockholder, provided primarily all the facilities, equipment, and administrative support services for the Company. During 2001 the Company was charged approximately $148,000 for services provided by EAAI. Effective April 11, 2001, all the assets of EAAI were acquired by EAI Acquisition Company, LLC, (LLC). A member of LLC entered into a management services agreement with the Company to continue to provide facilities, equipment, and administrative support services for the Company. The management services agreement was assigned to LLC. Management fees charged under this agreement approximated $305,000 in 2001. The majority stockholder of the Company is a minority owner of the LLC. In addition, the LLC has an option to acquire the majority stockholders interest in the Company.

4. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .09 to 1 and the Company had net capital of $473,548, which exceeded the minimum required amount by $223,548.